Via Facsimile and U.S. Mail
Mail Stop 6010


January 26, 2006


Dr. J. W. Stucki
CEO and President
American Healthchoice, Inc.
7350 Hawk Road
Flower Mound, TX 75022

      Re:	American Healthchoice, Inc.
		Form 10-K for Fiscal Year Ended September 30, 2005
	            Filed January 13, 2006
	File No.  0-26740

Dear Dr. J. W. Stucki:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Item 1. Description of Business
RehabCo

1. You indicate that on March 7, 2005 you acquired certain assets of
Axiom Marketing Group, Inc. You then state that on June 30, 2005, you terminated the agreement to acquire the assets. Please reconcile these statements. Also, explain what consideration was given to provide the disclosures required by paragraphs 51-57 of FAS 141 related to the purchase of assets in your financial statements. Clarify the accounting treatment for the termination of the agreement.

Management`s Discussion and Analysis
Critical Accounting Estimates
Allowance for Discounts

2. We believe that your disclosure related to your allowance for discounts on patient billings and allowance for doubtful accounts could be improved. Please provide, in disclosure type format, the following information:

a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b) The factors that you consider in estimating each accrual.
c) To the extent that information you consider in b) is quantifiable, provide both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).
d) Provide a roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to services provided in current period,
* Current provision related to services provided in prior periods,
* Actual credits in current period related to services provided in current period,
* Actual credits in current period related to services provided in prior periods, and
* Ending balance.

e) With regards to your discussion of results of operations for the period to period revenue comparisons, provide us, in disclosure type format, the amount of and reason for fluctuations for your allowance for discounts on patient billings including the effect that changes in your estimates of these items had on your revenues and operations.
We noted that you state that the allowance for discount on the Statement of Operations for the year ended September 30, 2005 and on the Balance Sheet at September 30, 2005 is materially accurate. Please provide your basis for determining materiality.


Report of Independent Registered Public Accounting Firm

3. We noted that the company`s license in the State of Texas expired
December 31, 2005. Your audit report references footnote 12 for which the date is January 11, 2006. Please explain the current status of your license.

Consolidated Statement of Operations

4. Please provide your basis for classifying bad debt expense outside of operating income. Explain the reason behind the bad debt recorded in 2004 and why you have not recorded any bad debt expense for the year ended September 30, 2005. Explain why no discussion has been provided in MD&A.

Note 1. Organization and Summary of Significant Accounting
Policies
Net Patient Billings

5. We note that you record patient billings related to your affiliated clinics and then pay the treating doctor a contracted amount. Please provide the basis for your accounting treatment. Address the relevant literature you are relying on for your accounting treatment. AddressEITF 97-2 and FIN 46(R) in your response. Explain where you classify the compensation expense to the doctors of your affiliated clinics. Also, clarify what affiliated clinic management fees represent on the Statement of Operations.

6. Provide, in disclosure type format, your accounting policy for recognizing commission revenue related to the sale of equipment.

Note 7. Stockholders` Equity

7. Please provide your basis for the accounting treatment for the issuance of Series B Preferred Stock. AddressAPB 14, EITF 98-5 and 00-27, FAS 150 and any other relevant literature in your response. Also, explain why the stock was issued in 2004 for the 2000 acquisition.

Note 10. Stock Options

8. Please provide your accounting policy related to options issued to employees and non-employees. Also, address all the disclosures required by FAS 123. With regards to Note 1, provide, in disclosure type format, the anticipated effect on the financial statements of the adoption of 123R.


Note 11. Bankruptcy Obligations

9. You disclose that liabilities related to creditor claims were written off as their statue of limitations allows. Please explain how this accounting complies with paragraph 16 of SFAS 140 to derecognize a liability only if it has been extinguished.

Note 12. Convertible Debenture

10. Provide your accounting treatment for the agreement with Golden
Gate Investors`. Address APB 14, EITF 98-5 and 00-27, and FAS 150 in your response.

11. Please provide, in disclosure type format, the number of warrants issued and the terms, including the exercise price of the warrants.
Provide the maximum number of shares that can be issued under the Golden Gate Investors agreement.

Note 13. Contingencies

12. Please provide, in disclosure type format, why you believe the company`s accrual of $599,000 is appropriate given the total tax claim of $815,000.

Other:

13. Please explain your consideration for providing the disclosures required by FAS 131 considering that you have three business divisions (Medical Clinics, TelemedCo, and RehabCo).

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



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Dr. J. W. Stucki
American Healthchoice, Inc.
January 25, 2006
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